Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

April 2, 2012

Jessica Plowgian, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Level 3 Communications, Inc.
Preliminary Schedule 14A
Filed March 23, 2012
File No. 1-15658

Dear Ms. Plowgain:

We received your voicemail message on Friday, March 30, 2012, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 23, 2012, under the Securities Exchange Act of 1934 (the “Preliminary Proxy Statement”).  For your convenience, we have provided below our summary of the Staff’s comment.  Our response is indicated below under the caption “Our Response.”

Ratification of Rights Agreement Proposal

On page 72 of the Preliminary Proxy Statement, you indicate that the Rights Agreement is not expected to interfere with any merger or other business combination approved by the Board.  Please expand the disclosure to address the possible antitakeover effects of the Rights Agreement.

Our Response:

In connection with the filing of our Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), we will modify the disclosure to clarify and address the possible antitakeover effects of maintaining the Rights Agreement as follows:

The Board may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the our tax benefits or is otherwise in our best interests. Any person that acquires shares of our common stock in violation of these limitations is known as an “Acquiring Person.”

While the Rights Agreement was implemented by the Board in an effort to deter acquisitions of our common stock that would potentially limit our ability to use our built in losses and any resulting net loss carryforwards to reduce potential U.S. federal income tax obligations, these acquisitions may still occur. In addition, the Rights Agreement may make it more difficult and more expensive to acquire us, and may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Accordingly, the Rights Agreement may limit a stockholder’s ability to realize a premium over the market price of our common stock in connection with any acquisition transaction.

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Level 3 acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Definitive Proxy Statement.  Level 3 acknowledges that the Staff’s comments or changes in disclosure in either the Preliminary Proxy Statement or the Definitive Proxy Statement in response to Staff comments does not foreclose the Commission from taking any action with respect to either filing and that Level 3 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (720) 888-2514.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein
Senior Vice President

cc: John M. Ryan, Esq.